Exhibit 5.1

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

February 21, 2023

CVS Health Corporation

One CVS Drive

Woonsocket, RI 02895

CVS Health Corporation

$1,500,000,000 5.000% Senior Notes due 2026

$1,500,000,000 5.125% Senior Notes due 2030

$1,750,000,000 5.250% Senior Notes due 2033

$1,250,000,000 5.625% Senior Notes due 2053

Ladies and Gentlemen:

We have acted as counsel to CVS Health Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of $1,500,000,000 aggregate principal amount of the Company’s 5.000% Senior Notes due 2026 (the “2026 Notes”), $1,500,000,000 aggregate principal amount of the Company’s 5.125% Senior Notes due 2030 (the “2030 Notes”), $1,750,000,000 aggregate principal amount of the Company’s 5.250% Senior Notes due 2033 (the “2033 Notes”) and $1,250,000,000 aggregate principal amount of the Company’s 5.625% Senior Notes due 2053 (the “2053 Notes” and, together with the 2026 Notes, the 2030 Notes and the 2033 Notes, the “Notes”) pursuant to the Underwriting Agreement, dated February 13, 2023 (the “Underwriting Agreement”), among the Company and the underwriters named therein. The Notes will be issued pursuant to an indenture, dated as of August 15, 2006 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”).

In that connection, we have reviewed originals or copies of the following documents:

(a)	The Underwriting Agreement;

(b)	The Indenture;

(c)	The Executive Officers’ Certificate pursuant to the Indenture dated February 21, 2023; and

(d)	The Notes in global form as executed by the Company.

The documents described in the foregoing clauses (a) through (d) are collectively referred to herein as the “Opinion Documents”.

In our review of the Opinion Documents, we have assumed:

(a)	The genuineness of all signatures.

(b)	The authenticity of the originals of the documents submitted to us.

(c)	The conformity to authentic originals of any documents submitted to us as copies.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

(d)	As to matters of fact, the truthfulness of the representations made in the Underwriting Agreement and the other Opinion Documents and in certificates of public officials and officers of the Company.

(e)	That each of the Opinion Documents is the legal, valid and binding obligation of each party thereto, other than the Company, enforceable against each such party in accordance with its terms.

(f)

That the execution, delivery and performance by the Company of the Opinion Documents to which it is a party do not and will not, except with respect to Generally Applicable Law, violate any law, rule or regulation applicable to it.

(g)

That the execution, delivery and performance by the Company of the Opinion Documents to which it is a party do not and will not result in any conflict with or breach of any agreement or document binding on it.

(h)

That, except with respect to Generally Applicable Law, no authorization, approval, consent or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery or performance by the Company of any Opinion Document to which it is a party or, if any such authorization, approval, consent, action, notice or filing is required, it has been duly obtained, taken, given or made and is in full force and effect.

We have not independently established the validity of the foregoing assumptions.

“Generally Applicable Law” means the federal law of the United States of America, and the law of the State of New York (including in each case the rules or regulations promulgated thereunder or pursuant thereto), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Company, the Opinion Documents or the transactions governed by the Opinion Documents, and for purposes of assumption paragraphs (f) and (h) above and our opinion below, the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term “Generally Applicable Law” does not include any law, rule or regulation that is applicable to the Company, the Opinion Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Opinion Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

Based upon the foregoing and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that the Notes have been duly authorized and executed by the Company and, when authenticated by the Trustee in accordance with the Indenture and delivered and paid for as provided in the Underwriting Agreement, the Notes will be the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

Our opinion expressed above is subject to the following qualifications:

(a)

Our opinion above is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally (including without limitation all laws relating to fraudulent transfers).

(b)

Our opinion above is also subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

(c)	Our opinion is limited to Generally Applicable Law, and we do not express any opinion herein concerning any other law.

This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter and which might affect the opinions expressed herein.

This opinion letter is rendered to you in connection with the transactions contemplated by the Opinion Documents.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K to be filed February 21, 2023 by the Company and incorporated by reference into the Registration Statement on Form S-3ASR (File No. 333-238506) filed by the Company to effect the registration of the Notes under the Securities Act of 1933, as amended (the “Securities Act”), and to the use of our name under the heading “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Shearman & Sterling LLP

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